CNX Coal Resources LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

June 24, 2015

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

Re:	CNX Coal Resources LP
Registration Statement on Form S-1
File No. 333-203165

Dear Mr. Reynolds:

Reference is made to our letter, filed as correspondence via EDGAR on June 22, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, June 24, 2015, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours, CNX COAL RESOURCES LP

By:	CNX Coal Resources GP LLC, its general partner

By:	/s/ Lorraine L. Ritter
Lorraine L. Ritter
Chief Financial Officer and Chief Accounting Officer

cc:	Brett E. Braden, Latham & Watkins LLP

David P. Oelman, Vinson & Elkins L.L.P.

Douglas E. McWilliams, Vinson & Elkins L.L.P.